

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

<u>Via E-mail</u>
John E. Carter
Chief Executive Officer
Carter Validus Mission Critical REIT, Inc.
4890 West Kennedy Blvd., Suite 650
Tampa, FL 33609

>   **Re: Carter Validus Mission Critical REIT, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 7, 2015**
>   **File No. 0-54675**

Dear Mr. Carter:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A filed April 7, 2015</u>

<u>Report of the Audit Committee, page 19</u>

1. The Report of the Audit Committee includes a date reference, which omits the month and day. Please revise to include a complete date or remove the date reference to ensure the report is presented as final and complete.

<u>Proposal Nos. 2B – 2D – Amendment and Restatement of our Charter to Accord with the Practices of Listed REITs, page 27</u>

2. Proposal 2B contemplations deletion of "the NASAA REIT Guidelines restrictions on exculpation and indemnification of, and advancement of expenses to, directors and officers" and instead provides for "exculpation, indemnification and advance of expenses to the maximum extent permitted by Maryland law." Please revise to explain the difference between the indemnification/exculpation provided by the NASAA REIT Guidelines and Maryland law.

3. Proposal 2D seeks to clarify that distributions of shares of one class may be made to holders of another class, which appears to be a modification of your existing securities. Please provide the disclosure required by Item 12 of Schedule 14A regarding this modification. You also note that this will provide flexibility to allow a "phased-in liquidity program" in connection with the listing of your common stock. Please revise to clearly explain what a "phased-in liquidity program" is.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3780 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

cc: Via E-mail
        Heath D. Linsky